82-4486

PONTOFRIO 04 JAN 22 AM 7:21

Globex Utilidades S.A.

3rd Quarter 2003 Results (Controlling Company and Consolidated)

04012354

CONTACTS

Romolo Isaia
Globex Utilidades, S.A.
(+5521) 2472-8520
risaia@pontofrio.com.br

Marina Martini Nogueira Batista
Thomson Financial Investor Relations
(+5511) 3897-6408 / PABX (+5511) 3897-6857
marina.martini@thomsonir.com.br

SUPPL

Rio de Janeiro, November 14, 2003 – Globex Utilidades S.A. – (BOVESPA: GLOB4, GLOB3; OTC: GBXPY), Brazil's largest retailer of household appliances, today announced its third quarter 2003 results. All operating and financial information on the company is expressed in Reais (R$) and is in accordance with the Brazilian corporate law accounting. All comparisons contained herein are with respect to the third quarter of 2002, except where otherwise specified.

Sales Performance and Gross Trading Margin

Sales totaled R$ 576.1million, an average ticket price of R$ 295.03. Compared with the same period in 2002, sales revenues fell by 12.2%.

White line, audio and video goods maintained their traditional share of nearly 70% of total sales. Sales of mobile telephones were especially significant with a year on year growth of 26%. Financed sales remained at 69% of the total. Service revenues amounted to R$ 7.8 million, a decline of 6.6%.

Trading margin was 18.4% of net sales revenues, producing an R$ 83.4 million gross profit.

E-Commerce (B2C and B2B)

B2C – Sales through Ponto Frio's website site and telephone sales (via TeleVendas) were R$ 17.8 million on a present value basis, a growth of approximately 3%, remaining practically unchanged in relation to the same period in the preceding year.

B2B – This covers Globex's sales to small and medium retailers. Sales for the quarter reached R$ 64.0 million, equivalent to 11% of overall sales.

Operating Expenses

Operating expenses totaled R$ 86.0 million at the controlling company and R$ 102.1 million on a consolidated basis. At the end of September, Globex had 6,527 employees, including those at Banco Investcred Unibanco S.A.

Operations of the controlled company Banco Investcred Unibanco S.A.

Banco Investcred Unibanco S.A. ended the quarter with a net income of R$ 11.4 million and R$ 25,2 million for the first nine months of the year. Return on average net stockholders equity was 26.5%. The average number of installments under Investcred's consumer finance program was 7.2 against 6.1 in 2002.

Accounts receivable at the quarter-end amounted to R$ 589.8 million. The bad and doubtful debt provision covering the total of all contracts more than 60 days past due, totaled R$ 115.9 million, R$ 22.7 million more than the minimum required by the Brazilian Central Bank Resolution 2,682.

Average payment delinquency during the quarter, defined as more than 180 days past due, and considering all contracts held for collection, was 8.2% compared with 6.3% for the same period in 2002.

Capital Expenditures

Capital expenditures totaled R$ 9.1 million. Two new stores were opened, one in the state of Minas Gerais and the other in São Paulo. Following a detailed survey, the company closed 20 loss-making stores representing a low percentage of overall sales (MT 2; SP 2; RJ 1;MG 1; PR 5; SC 1 and RS 8).
For the first nine months of 2003, capital expenditures totaled R$ 28.2 million, 48.4% of which was for store opening and refurbishment, 31.4% for Information Technology, 7.8% for distribution centers and 12.4%, other sundry investments. At the end of September, the group had 336 sales outlets, totaling in excess of 252,000 m2 floor space.

Earnings and Outlook

The company posted a net income for the quarter of R$ 7.1 million against R$ 11.7 million in 3Q02. During the third quarter, the company took several measures to cut expenses in the light of weak sales, in turn, a reflection of the significant drop in disposable incomes.
The outlook indicates an improvement in the economy due, among other reasons, to the reduction in prime interest rates, control of inflation and a stable exchange rate against the US dollar.

The statements contained in this release relating to the outlook for the Company's business, projection of operating and financial results and with respect to growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets – being therefore subject to change.

Balance Sheet [1]

Brazilian GAAP - Corporate Law (R$ thousand)

Assets	UNCONSOLIDATED		CONSOLIDATED	
	9/30/2003	9/30/2002	9/30/2003	9/30/2002
Current Assets	**578,796**	**787,104**	**795,428**	**955,561**
Cash	6,870	7,772	6,913	7,972
Short Term Investments	273,837	494,151	250,008	435,480
Receivables				
Subsidiary Banco Investcred	3,594	13,512	3,526	6,756
Customer Receivables	23,645	36,143	318,545	305,925
Allowances for bad debts	(2,216)	(5,130)	(60,182)	(49,850)
Inventories (2)	213,137	180,350	213,137	180,350
Others	59,929	60,306	63,481	68,928
Non-current Assets	**385,633**	**292,515**	**396,025**	**294,299**
Short Term Investments	292,340	206,430	292,340	206,430
Escrow deposits	36,275	31,010	36,305	31,039
Income Taxes & Contribs	55,273	53,330	65,389	54,839
Tax incentives	1,745	1,743	1,991	1,989
Others		2		2
Permanent Assets	**247,824**	**223,725**	**181,682**	**170,683**
Investments				
Subsidiary Banco Investcred	66,998	53,689		
Others	470	387	894	811
Property and Equipment	180,356	167,156	180,788	167,379
Deferred Charges		2,493		2,493
Total Assets	**1,212,253**	**1,303,344**	**1,373,135**	**1,420,543**

(1) The Consolidated Balance Sheet incorporates 50% of Banco Investcred in 2002 and 2003.

(2) The purchase of goods are accounted by their present value of receiving date in the inventory

Balance Sheet (1)

Brazilian GAAP - Corporate Law (R$ thousand)

Liabilities	UNCONSOLIDATED		CONSOLIDATED	
	9/30/2003	9/30/2002	9/30/2003	9/30/2002
Current Liabilities	**218,357**	**222,369**	**373,342**	**337,499**
Accounts Payable				
Suppliers	147,228	123,328	147,228	123,328
Subsidiary Banco Investcred	4,664	5,150	4,664	2,575
Others	15,619	34,559	19,217	35,259
Financing	9,994	12,930	159,350	123,961
Taxes and Social Charges	19,967	27,219	21,954	33,028
Prov. for Employee Paid Holidays & 13th Month	20,885	19,183	20,929	19,348
Non-current Liabilities	**437,502**	**517,765**	**443,399**	**519,834**
Financing (3)	299,849	396,548	299,849	396,548
Deferred Income Tax	9,878	29,522	9,878	29,522
Provision for contigencies	101,366	90,694	107,727	92,763
Others	26,409	1,001	25,945	1,001
Stockholders' Equity	**556,394**	**563,210**	**556,394**	**563,210**
Capital Stock	287,471	287,471	287,471	287,471
Capital Reserves	28,726	28,726	28,726	28,726
Income Reserves	35,726	32,147	35,726	32,147
Retained Earnings	209,638	218,208	209,638	218,208
(-) Treasury shares	(3,342)	(3,342)	(3,342)	(3,342)
Mark-to-market of securities and derivatives	(1,825)		(1,825)	
Total Liabilities	**1,212,253**	**1,303,344**	**1,373,135**	**1,420,543**

(1) The Consolidated Balance Sheet incorporates 50% of Banco Investcred in 2002 and 2003.

(3) The Euronotes were reclassified to non-current liabilities owing to next due date will occur on December,2004

Profit and Loss Statement[4] - 3rd Quarter

Brazilian GAAP (R$ thousand)	UNCONSOLIDATED		CONSOLIDATED	
	3Q 03	3Q 02	3Q 03	3Q 02
Sales Revenue	**576,171**	**656,595**	**576,171**	**656,595**
Sales Taxes	122,082	130,575	122,082	130,575
Net Sale	**454,089**	**526,020**	**454,089**	**526,020**
Cost of Sales	370,687	425,249	370,687	425,249
Gross Profit	**83,402**	**100,771**	**83,402**	**100,771**
Net Services Fees	**7,785**	**8,334**	**7,785**	**8,334**
Operational Expenses	**86,023**	**87,823**	**102,099**	**98,350**
Selling Expenses	71,048	63,280	85,825	72,870
Administrative Expenses	14,975	24,543	16,274	25,480
Revenue from Credit Ops	**2,284**	**951**	**46,214**	**38,040**
Loss from Credit Ops	**(2,931)**	**(245)**	**12,115**	**9,655**
Operational Profit	**10,379**	**22,478**	**23,187**	**39,140**
Financial Revenues	20,363	65,952	19,696	59,967
Financial Expenses	24,634	73,594	32,469	78,460
Equity - Banco Investcred	5,689	3,092		
Income (Loss) before Taxes	**7,947**	**17,928**	**10,414**	**20,647**
Reversal of Interest on Own Capital	(3,850)			
Provisions for Taxes	830	6,213	3,297	8,932
Net (Loss) Income	**7,117**	**11,715**	**7,117**	**11,715**

Highlights	3Q 03	3Q 02	3Q 03	3Q 02
Gross Margin	*18.4%*	*19.2%*	*18.4%*	*19.2%*
Operational Expenses	*18.9%*	*16.7%*	*22.5%*	*18.7%*
Ebitda Margin	*3.7%*	*5.4%*	*6.6%*	*8.6%*
Number of stores	336	339	336	339
Net Earnings per share R$	0.080	0.131	0.080	0.131
Number of shares (x 1,000)	89,758	89,758	89,758	89,758

(4) The consolidated Profit and Loss Statement includes 50% of revenues and expenses of Banco Investcred S.A.

Profit and Loss Statement[5] - Jan. to Sep.

Brazilian GAAP (R$ thousand)	UNCONSOLIDATED		CONSOLIDATED	
	Jan - Sep/03	Jan - Sep/02	Jan - Sep/03	Jan - Sep/02
Sales Revenue	**1,703,599**	**1,870,581**	**1,703,599**	**1,870,581**
Sales Taxes	363,237	373,568	363,237	373,568
Net Sale	**1,340,362**	**1,497,013**	**1,340,362**	**1,497,013**
Cost of Sales	1,080,672	1,223,339	1,080,672	1,223,339
Gross Profit	**259,690**	**273,674**	**259,690**	**273,674**
Net Services Fees	**22,266**	**20,071**	**22,266**	**20,071**
Operational Expenses	**293,451**	**266,210**	**336,171**	**297,772**
Selling Expenses	231,275	198,472	248,834	218,054
Administrative Expenses	62,176	67,738	87,337	79,718
Revenue from Credit Ops	**12,738**	**7,792**	**139,787**	**115,209**
Loss from Credit Ops	**883**	**3,362**	**47,895**	**38,026**
Operational Profit	**360**	**31,965**	**37,677**	**73,156**
Financial Revenues	16,859	127,750	29,989	113,950
Financial Expenses	38,671	143,291	77,388	157,677
Equity - Banco Investcred	12,589	7,181		
Income (Loss) before Taxes	**(8,863)**	**23,605**	**(9,722)**	**29,429**
Reversal of Interest on Own Capital	(3,850)			
Provisions for Taxes	(7,930)	7,612	(4,939)	13,436
Net (Loss) Income	**(4,783)**	**15,993**	**(4,783)**	**15,993**

Highlights	Jan - Sep/03	Jan - Sep/02	Jan - Sep/03	Jan - Sep/02
Gross Margin	*19.4%*	*18.3%*	*19.4%*	*18.3%*
Operational Expenses	*21.9%*	*17.8%*	*25.1%*	*19.9%*
Ebitda Margin	*1.4%*	*3.3%*	*4.2%*	*4.9%*
Number of stores	336	339	336	339
Net Earnings per share R$	(0.050)	0.178	(0.050)	0.178
Number of shares (x 1,000)	89,758	89,758	89,758	89,758

(5) The consolidated Profit and Loss Statement includes 50% of revenues and expenses of Banco Investcred S.A.